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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

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                                SCHEDULE 14D-9/A

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
              SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

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                               ANDROS INCORPORATED
                            (NAME OF SUBJECT COMPANY)

                               ANDROS INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                     345281
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                   Dane Nelson
                     President and Chief Executive Officer
                               Andros Incorporated
                               2332 Fourth Street
                        Berkeley, California 94710-2402
                                 (510) 849-5700
            (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications on Behalf of
                           the Person(s) Filing Statement)

                              --------------------

                                WITH A COPY TO:

    Steven J. Tonsfeldt, Esq.                 Susan Cooper Philpot, Esq.
 Brobeck, Phleger & Harrison LLP         Cooley Godward Castro Huddleson & Tatum
 One Market, Spear Street Tower              One Maritime Plaza, Suite 2000
 San Francisco, California 94105             San Francisco, California 94111
        (415) 442-0900                               (415) 693-2000

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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") dated February 21, 1996 relates to the offer by Andros Acquisition Inc., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and wholly owned subsidiary of Andros Holdings Inc., a Delaware corporation ("Parent") formed at the direction of Genstar Capital Partners II, L.P. ("GCP II"), a Delaware limited partnership the sole general partner of which is Genstar Capital, L.L.C. ("GCLLC"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Andros Incorporated, a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 20, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Tender Offer Statement on Schedule 14D-1 as Exhibits (a)(1) and (a)(2), thereto, respectively.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby amended and supplemented by adding thereto the following:

     On March 4, 1996, a putative class action was filed in the Court of Chancery in the State of Delaware on behalf of the stockholders of the Company alleging causes of action arising out of the Offer and the proposed Merger. IRA FBO DANIEL W. KRASNER V. ANDROS INCORPORATED, ET AL., Civ. Action No. 14872. The defendants in this action include the Company and its directors. The action alleges that the Board breached its fiduciary duties and specifically alleges that the Board breached its fiduciary duties by failing to undertake an adequate evaluation of the Company as a potential acquisition candidate and to take adequate steps to enhance the Company's value as an acquisition candidate. The action seeks INTER ALIA to enjoin the defendants from taking steps to accomplish the Offer and the proposed Merger under their present terms. The Company believes that the putative class action suit is without merit and intends to defend it vigorously.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended and supplemented by adding thereto the following:

     Exhibit 7   Complaint in IRA FBO DANIEL W. KRASNER V. ANDROS
                 INCORPORATED, ET AL.,
                 Civ. Action No. 14872, Court of Chancery in the State of Delaware.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 1996             ANDROS INCORPORATED

                                    By: /s/  Dane Nelson
                                        -------------------------------------
                                        Dane Nelson
                                        President and Chief Executive Officer

                                       1.